UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

NexTier Oilfield Solutions Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

65290C105

(CUSIP Number)

Seth D. Wexler

Senior Vice President, General Counsel and Secretary

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N, Suite 800

Houston, TX 77064

with a copy to:

Tull R. Florey

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002

(346) 718-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 65290C105

1	Name of Reporting Person Patterson-UTI Energy, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 32,330,828 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,330,828 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.2% (3)
14	Type of Reporting Person CO

(1)	Consists of 32,330,828 shares of NexTier Common Stock (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein) held by the Keane Investor (as defined in Item 3 herein).
(2)

The Reporting Person (as defined in Item 2 herein) does not own any shares of NexTier Common Stock. However, because the Reporting Person is a party to the Support Agreement (as defined in Item 3 herein) and was granted a proxy to vote the shares of NexTier Common Stock held by the Keane Investor pursuant to such agreement, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 32,330,828 shares of NexTier Common Stock with respect to the matters covered by the Support Agreement. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (as defined in Item 4 herein), the beneficial owner of any of the shares of NexTier Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(3)

Calculation of percentage is based on 32,330,828 shares of NexTier Common Stock held by the Keane Investor divided by 228,209,888 shares of NexTier Common Stock issued and outstanding as of June 14, 2023 as represented by the Issuer in the Merger Agreement (as defined in Item 3 herein).

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (“NexTier Common Stock”), of NexTier Oilfield Solutions Inc., a Delaware corporation (“NexTier” or the “Issuer”). The principal executive offices of NexTier are located at 3990 Rogerdale Rd., Houston, Texas 77042.

Item 2.	Identity and Background.

a.	This Schedule 13D is being filed by Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI” or the “Reporting Person”).

b.	The principal business address of Patterson-UTI is 10713 W. Sam Houston Pkwy N, Suite 800, Houston, Texas 77064.

c.	Patterson-UTI’s principal business is the provision of onshore contract drilling, pressure pumping and directional drilling services.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

d.- e.

During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	As set forth in Schedule A hereto, each of the directors and executive officers of the Reporting Person is a United States citizen, except for Cesar Jaime, who is a citizen of Colombia.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 14, 2023, Patterson-UTI, Pecos Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”), and Pecos Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NexTier pursuant to which, through a series of mergers, NexTier will become a wholly owned subsidiary of Patterson-UTI, and each share of NexTier Common Stock will be exchanged for 0.7520 shares of common stock, par value $0.01 per share, of Patterson-UTI (the “Patterson-UTI Common Stock”).

In connection with the Merger Agreement, Keane Investor Holdings LLC, a Delaware limited liability company (the “Keane Investor”), which beneficially owns 32,330,828 shares of NexTier Common Stock, and Cerberus Capital Management, L.P., a Delaware limited partnership (“Cerberus”), entered into a Support Agreement and Irrevocable Proxy (the “Support Agreement”), dated June 14, 2023, with Patterson-UTI. The Support Agreement includes covenants as to the voting of shares of NexTier Common Stock held by the Keane Investor in a manner to facilitate the consummation of the Mergers (as defined in Item 4 herein).

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The shares of NexTier Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended in consideration for the execution of either the Merger Agreement or the Support Agreement.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

(a)-(j)

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, (i) Merger Sub Inc. will merge with and into NexTier, with NexTier continuing as the surviving entity (the “Surviving Corporation”) (the “First Company Merger”) and (ii) immediately following the First Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”). Under the terms of the Merger Agreement and as more fully described below, at the effective time of the Mergers (the “Effective Time”), subject to certain exceptions, each share of NexTier Common Stock issued and outstanding immediately prior to the Effective Time (including each outstanding NexTier restricted stock award) will be converted into the right to receive 0.7520 shares of Patterson-UTI Common Stock (the “Exchange Ratio”). Each share of NexTier Common Stock held in treasury by NexTier or owned directly or indirectly by Patterson-UTI, Merger Sub Inc. or Merger Sub LLC will be automatically cancelled and will cease to exist, and no consideration will be issued therefor. Upon consummation of the Mergers and the other transactions contemplated by the Merger Agreement (the “Transactions”), NexTier will be a wholly owned subsidiary of Patterson-UTI.

The closing of the Transactions is subject to the satisfaction or waiver of certain closing conditions, including, among others, (i) the adoption of the Merger Agreement by holders of a majority of the outstanding shares of NexTier Common Stock, (ii) the approval of the Patterson-UTI charter amendment by the holders of a majority of the outstanding shares of Patterson-UTI Common Stock, (iii) the approval of the share issuance by the holders of shares of Patterson-UTI Common Stock representing a majority of votes cast thereon, (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act having expired or been terminated, and there being no written agreement in effect with any governmental entity not to consummate the Transactions, (v) there being no law, injunction or order by a governmental body prohibiting the consummation of the Mergers, (vi) the approval for listing of Patterson-UTI Common Stock to be issued in accordance with the terms of the Merger Agreement on the Nasdaq, (vii) the registration statement on Form S-4, to be filed with the United States Securities and Exchange Commission (the “SEC”) by Patterson-UTI, having been declared effective by the SEC, (viii) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, and (ix) compliance by each other party in all material respects with their respective covenants.

The foregoing summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit A. The foregoing summary of the Merger Agreement has been included to provide investors and securityholders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in any reports filed by Patterson-UTI or NexTier with the SEC prior to the date of the Merger Agreement (subject to certain

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exceptions) and (b) confidential disclosures made in confidential disclosure letters delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Patterson-UTI’s or NexTier’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Patterson-UTI and NexTier that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents that Patterson-UTI or NexTier files with the SEC.

Support Agreement

In connection with the Merger Agreement, the Keane Investor, holding approximately 14.2% of the voting power of NexTier, and Cerberus entered into the Support Agreement with Patterson-UTI, a copy of which is filed hereto as Exhibit B. The Keane Investor has agreed to vote any shares of NexTier Common Stock that it beneficially owns at the time of the NexTier stockholders meeting called to adopt the Merger Agreement in a manner to facilitate the consummation of the Mergers. The voting obligation of the Keane Investor under the Support Agreement terminates upon the earlier of (i) the termination of the Merger Agreement, (ii) an amendment to the Merger Agreement that decreases the Exchange Ratio or is otherwise materially adverse to the Keane Investor, (iii) a change of recommendation by the NexTier board of directors in compliance with the terms and conditions of the applicable provisions of the Merger Agreement or (iv) the day following the Effective Time.

As of the date hereof, the Reporting Person does not own any shares of NexTier Common Stock. However, because of the Keane Investor’s obligations under the Support Agreement pursuant to which the Keane Investor granted a proxy to vote its shares of NexTier Common Stock to the Reporting Person, the Reporting Person may be deemed to have shared voting power over such shares of NexTier Common Stock. Thus, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to be the beneficial owner of certain shares of NexTier Common Stock. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of NexTier Common Stock referred to herein.

The foregoing description of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed hereto as Exhibit B.

The Transactions may, if consummated in accordance with their terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) that, as a result of the Mergers, the Issuer will become a wholly owned subsidiary of the Reporting Person, (ii) the integration of the current Patterson-UTI board of directors and current NexTier board of directors such that the Patterson-UTI board of directors at the consummation of the Transactions consists of six current directors of Patterson-UTI and five current directors of NexTier, (iii) material changes in the capitalization, dividend policy, corporate structure and organizational documents of NexTier and (iv) the termination of the registration of the NexTier Common Stock under Section 12(g) of the Exchange Act.

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Item 5.	Interest in Securities of the Issuer.

a. - b.

The response of the Reporting Person to rows 7 through 13 (including the footnotes) on the cover page of this Schedule 13D are incorporated by reference herein.As of the date hereof, the Reporting Person does not own any shares of NexTier Common Stock. However, as a result of the Support Agreement, the Reporting Person may be deemed to have shared voting power with respect to up to an aggregate of 32,330,828 shares of NexTier Common Stock, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 32,330,828 shares of NexTier Common Stock. The aggregate number of shares of NexTier Common Stock covered by the Support Agreement represents approximately 14.2% of the outstanding NexTier Common Stock as more fully described in footnote (3) on the cover page of this Schedule 13D.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of NexTier Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

To the Reporting Person’s knowledge, none of the persons listed in Schedule A hereto beneficially own any shares of NexTier Common Stock.

c.

Except for the foregoing transactions and as set forth in this Schedule 13D with reference to the Merger Agreement and the Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of NexTier Common Stock during the past 60 days.

d.

The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of NexTier Common Stock subject to the Support Agreement. The Reporting Person will have no pecuniary interest in any shares of NexTier Common Stock unless and until the Transactions are consummated.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

The Reporting Person entered into a Confidentiality Agreement, dated as of May 5, 2023, with NexTier (the “Confidentiality Agreement”) pursuant to which each party agreed to certain restrictions with respect to certain nonpublic information regarding the other party. In addition, the Confidentiality Agreement provides that, for a period of two years from the date thereof, without the prior written consent or invitation of the other party’s board of directors, neither party nor any of its representatives shall, directly or indirectly:

(a)

effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in:

i.

any acquisition of ownership (including, but not limited to, any voting right or beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any securities of the Standstill Protected Party (as defined below) or any option, forward contract, swap or other position with a value derived from securities of the Standstill Protected Party or conveying the right to acquire or vote securities of the Standstill Protected Party, or any ownership of any of the material assets or businesses of the Standstill Protected Party;

ii.	any merger, amalgamation, arrangement or other business combination or takeover bid, tender or exchange offer involving the Standstill Protected Party;

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iii.	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Standstill Protected Party; or

iv.

any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote or otherwise with respect to any voting securities of the Standstill Protected Party, or make any communication exempted from the definition of “solicitation” by Rule 14a-1(1)(2)(iv) under the Exchange Act;

(b)	form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the Standstill Protected Party;

(c)	otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Standstill Protected Party;

(d)

have any discussions or enter into any arrangements, understandings or agreements (oral or written) with, or advise, finance, assist or encourage, any third party with respect to any of the matters described above;

(e)	take any action which might cause or require either party to make, or which might result in, a public announcement or other public disclosure regarding any of the types of matters described above; or

(f)	disclose any intention, plan or arrangement that, if executed, would be prohibited by any of the matters described above.

For purposes hereof, “Standstill Protected Party” means (i) Patterson-UTI as it relates to the obligations of NexTier and its representatives, and (ii) NexTier as it relates to the obligations of Patterson-UTI and its representatives.

Each party further agreed that (a) communications regarding a possible negotiated strategic business combination transaction between NexTier and Patterson-UTI approved by their respective board of directors (a “Possible Transaction”), (b) requests for additional information, (c) requests for management meetings or facility tours and (d) discussions or questions regarding procedures, in each case, with respect to a Possible Transaction, will be submitted or directed to such person as may be designated in writing by such party.

Under the terms of the Confidentiality Agreement, the restrictions in (a)-(f) above do not restrict a party or any of its representatives from making any proposal regarding a Possible Transaction directly to the chief executive officer or board of directors of the other party if such proposal and applicable law or stock exchange rules do not require any party to make a public announcement regarding the Confidentiality Agreement, a Possible Transaction or any of the matters described in (a)-(f) above.

The standstill restrictions listed above automatically terminate without further action and will be of no further force and effect, upon the earliest to occur of the following: (a) two years following the date of the Confidentiality Agreement or (b) the Standstill Protected Party entering into a definitive agreement contemplating either (i) (A) a person or group (within the meaning of Section 13(d) under the Exchange Act) acquiring, directly or indirectly, securities representing more than 50% of the voting power of the outstanding securities of the Standstill Protected Party or properties or assets constituting more than 50% of the consolidated assets of such party, (B) a merger or other business combination such that holders of voting securities of such Standstill Protected Party immediately prior to the transaction do not own 50% or more of the voting power of securities of the resulting entity, (C) insolvency, filing for bankruptcy or reorganizing in connection with a bankruptcy or insolvency proceeding of NexTier or Patterson-UTI or (ii) a tender or exchange offer by a third person for any voting securities of the Standstill Protected Party, which, if consummated, would result in the actions described in the foregoing clauses (A)-(C).

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Except for the Confidentiality Agreement, the Merger Agreement and the Support Agreement described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.

Agreement and Plan of Merger, dated as of June 14, 2023, among NexTier, the Reporting Person, Merger Sub Inc., and Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-39270) filed with the Commission on June 15, 2023).

Exhibit B.

Support Agreement and Irrevocable Proxy, dated as of June 14, 2023, among the Reporting Person, Keane Investor and Cerberus (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-39270) filed with the Commission on June 15, 2023).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATTERSON-UTI ENERGY, INC.

Dated: June 23, 2023	By:	/s/ C. Andrew Smith
	Name:	C. Andrew Smith
	Title:	Executive Vice President and Chief Financial Officer

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SCHEDULE A

The name, title, present principal occupation or employment of each of the directors and executive officers of Patterson-UTI Energy, Inc. (“Patterson-UTI”), are set forth below. Each non-management director’s business address is c/o Patterson-UTI Energy, Inc., 10713 W. Sam Houston Pkwy N, Suite 800, Houston, Texas 77064, and each executive officer’s business address is 10713 W. Sam Houston Pkwy N, Suite 800, Houston, Texas 77064. All of the individuals listed below are citizens of the United States, except for Cesar Jaime, who is a citizen of Colombia.

Directors:

Name	Position at Patterson-UTI	Present Principal Occupation or Employment
William A. Hendricks, Jr.	Director, President and Chief Executive Officer	President and Chief Executive Officer, Patterson-UTI Energy, Inc.

Curtis W. Huff	Chairman of the Board; Director	Chairman, Freebird Partners

Tiffany Thom Cepak	Director	Director, Ranger Oil Corporation; Director, California Resources Corporation

Michael W. Conlon	Director	Retired Partner, Norton Rose Fulbright US LLP

Terry H. Hunt	Director	Energy Consultant

Cesar Jaime	Director	Retired, Schlumberger Management; Private Company Director

Janeen S. Judah	Director	Retired, Chevron Management

Julie J. Robertson	Director	Retired, Noble Corporation Management; Public Company Director

Executive Officers (Who Are Not Directors):

Name	Present Principal Occupation or Employment
C. Andrew Smith	Executive Vice President and Chief Financial Officer
Kenneth N. Berns	Executive Vice President and Chief Commercial Officer
Seth D. Wexler	Senior Vice President, General Counsel and Secretary
James M. Holcomb	Chief Operating Officer

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